

March 24, 2014

Via U.S. Mail
Su Chen
President and Chief Executive Officer
Mirage Capital Corporation
850 W. Horizon Ridge Parkway, Suite 200
Henderson, Nevada 89052

> **Re:** **Mirage Capital Corporation**
> **Form 10-K for Fiscal Year Ended June 30, 2013**
> **Filed October 15, 2013**
> **File No. 333-176169**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 8. Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

1. Please obtain a revised audit report that refers to the balance sheets as of June 30, 2013 and June 30, 2012 and the related statements of operations, changes in shareholders' equity (deficit), and cash flows for the years ended June 30, 2013 and June 30, 2012 and the period from June 24, 2011 (inception) to June 30, 2013. Refer to Rule 8-02 of Regulation S-X and ASC 915.

2. As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and

practices of your auditor (see
http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx).
As a result of this obstacle, investors in U.S. markets who rely on your auditor's audit
reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please
consider stating this fact under a separate risk factor heading in future filings. Explain
that this lack of inspection prevents the PCAOB from regularly evaluating your auditor's
audits and its quality control procedures.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial
Disclosure, page 23

3. You were required to file an Item 4.01 on Form 8-K to report your change in accountants
    that occurred on February 5, 2013 within 4 business days of that date. Please do so
    immediately and include all of the required disclosures in Item 304 of Regulation S-K.
    Refer to Instruction 2 of Item 304 regarding written statements from the accountants.

Item 9A. Controls and Procedures, page 23

4. Please disclose whether there has been any change in your internal control over financial
    reporting that occurred during the last fiscal quarter that has materially affected, or is
    reasonably likely to materially affect, your internal control over financial reporting.
    Refer to paragraph (c) of Item 308 of Regulation S-K and paragraph 4(d) of Exhibits 31.1
    and 31.2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose
    the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by
    the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Donna Di Silvio, Staff Accountant at (202) 551- 3202 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief